November 23, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561
Attn:    Karen Ubell

Re:	Mannatech, Incorporated
Preliminary Proxy Statement on Schedule 14A
Filed November 18, 2011
File No. 000-24657

Via EDGAR and e-mail
Dear Ms. Ubell:

Mannatech, Incorporated (the “Company”) is hereby providing you with response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter dated November 22, 2011 relating to the Preliminary Proxy Statement on Schedule 14A, File No. 000-24657, filed on November 18, 2011 (the “Proxy Statement”).  For your convenience, the Company’s response is preceded by the Staff’s comment to which the response relates.  Terms not otherwise defined herein have the meaning ascribed to such terms in the Proxy Statement.

Proposal 1

1.
Comment.     Please disclose whether you currently have, or do not have, any plans, arrangements or understandings with respect to the increased number of authorized but unissued shares of common stock that will be available following the proposed Reverse Stock Split.

Response.      The Company does not, at this time, have any plans, arrangements or understandings with respect to the increased number of authorized but unissued shares of common stock that will be available following the proposed Reverse Stock Split.  The Company proposes to amend its disclosure (marked by underline in the paragraph below) on page 8 in the Proxy Statement as follows:

“The number of authorized but unissued shares of common stock effectively will be increased significantly by the Reverse Stock Split.  For example, based on the 26,485,184 shares of common stock outstanding on November 14, 2011 and 1,212,376 treasury shares, and the 99,000,000 shares of common stock that are authorized under the Articles of Incorporation, a Reverse Stock Split would have the effect of increasing the number of authorized but unissued shares of common stock from 71,302,440 to a range of 96,230,244 to 97,153,496 depending on the applicable ratio.  The issuance in the future of such additional authorized shares may have the effect of diluting the earnings per share and book value per share, as well as the stock ownership and voting rights, of the currently outstanding shares of common stock.  In addition, the effective increase in the number of authorized but unissued shares of common stock may be construed as having an anti-takeover effect.  Although we are not proposing the Reverse Stock Split for this purpose, we could, subject to the Board’s fiduciary duties and applicable law, issue such additional authorized shares to purchasers who might oppose a hostile takeover bid or any efforts to amend or repeal certain provisions of our Articles of Incorporation or bylaws.  Such a use of these additional authorized shares could render more difficult, or discourage, an attempt to acquire control of the Company through a transaction opposed by the Board.  The Company does not, at this time, have any plans, arrangements or understandings with respect to the increased number of authorized but unissued shares of common stock that will be available following the proposed Reverse Stock Split.  Rather, the Reverse Stock Split is primarily for the purpose of increasing the per-share market price of our common stock in order to maintain our listing on Nasdaq.”

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact the undersigned at (972) 471-7400.

                                                                                                   Sincerely,

MANNATECH, INCORPORATED
By:	/s/ Stephen D. Fenstermacher
Stephen D. Fenstermacher Co-Chief Executive Officer and Chief Financial Officer

cc:	J. Stanley Fredrick, Chairman of the Board of Directors
Larry A. Jobe, Independent Director and Chairman of the Audit Committee
B. Keith Clark, Executive VP, Chief Legal Officer and Corporate Secretary
Robert A. Sinnott, Co-Chief Executive Officer and Chief Science Officer
J. Kenneth Menges, Jr., P.C. and Nancy Sarmiento, Outside Legal/SEC Counsel, Akin Gump Strauss Hauer & Feld LLP